Exhibit 99.1

Goldcorp Provides Second Quarter 2018 Exploration Update

VANCOUVER, July 25, 2018 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp" or the "Company") is pleased to provide an update on its 2018 exploration program.  Representative drill results are provided in the appendices below; website links to further information, including full drill results, drill coordinates, quality assurance and quality control information and relevant diagrams, are provided at the end of each section.

Highlights

  Musselwhite continues to return positive drill results that exceed expectations in all key metrics including width, height and grade. Drilling results expected to support mineral reserve growth in 2018 and significant new land holdings were staked over the host greenstone belt. Recent drill hole results from PQ Deeps include 13.5 m at 17.41 g/t gold (18-PQE-025) and 9.5 m at 19.66 g/t gold (18-PQE-026), with mineralization remaining open down plunge.
  Surface and underground drilling at HG Young (Red Lake Camp) continues to support geologic model and advances project towards concept study. Mineralized intercepts include 1.83 m at 76.67 g/t gold (D142080). At Cochenour, diamond drill results continued to return broad zones of economic mineralization including 17.40 m at 12.14 g/t gold (C37039) from the Upper Main Zone and confirmed mineralization is open up and down plunge.
  Infill drilling at Silica Cap (Cerro Negro Camp) required for mineral resource estimations and has extended the known high-grade mineralization in the 600 vein by a further 300 m of strike. Drill results include 15.67 m at 14.62 g/t gold (SCDD-18135). Preliminary metallurgical testwork returned an average gold recovery of 93%. Drill rigs are now focused on the discovery of the next economic vein, testing targets at the base of the resource triangle.
  Goldcorp finalizes joint venture with Minera Frisco, S.A.B de C.V. at Peñasquito to jointly explore key regional targets in the Mazapil Valley. By the end of the second quarter of 2018, drilling commenced on the first target, Santa Cruz, under the terms of this agreement. Santa Rosa continued to return broad intersections of low grade mineralization including 254 m at 0.34 g/t gold (SRD-25-18).
  Norte Abierto gold assay results from the first holes drilled at the Casale deposit confirm the geologic and current mineral resource model and returned intersections of pophyry style mineralization including 136 m at 1.31 g/t gold (CCDDH-002A) as well as higher grade intercepts associated with magmatic breccias: 10.00 m at 18.28 g/t (CCRC-002).

Goldcorp made significant progress in the second quarter on its brownfields exploration work, where strong results, in particular at Musselwhite and Cerro Negro, continued to highlight the potential to add to our mineral reserve base in order to achieve our goal for mineral reserve growth included in our 20/20/20 plan. An aggressive field program is under way across all our Canadian sites to work up early stage targets for potential drill campaigns during the winter season. In LATAM, the focus is on new discoveries at Cerro Negro and data collation and interpretation at the Norte Abierto joint venture.

The key exploration highlights from select operations are presented below.

Musselwhite Camp

At Musselwhite (100% owned, Canada), the Company continued exploring near-mine targets to grow mineral resources and mineral reserves and initiated generative exploration programs on an expanded landholding throughout the North Caribou greenstone belt.

During the second quarter of 2018, underground mine exploration completed mineral resource conversion drilling in the C Block portion of PQ Deeps, West Limb and the Lynx North area, with five drills testing mineral reserve and resource extensions from underground infrastructure.  All mine target zones over-performed in terms of grade and size as a result of infill and expansion drilling.  The C Block of PQ Deeps, in particular, continued to return results that exceeded expectations in all key metrics, including increased width, height and grade (see Figure 1). A selection of drill intercepts are summarized in Table 1 of the appendix, with comprehensive assays provided at the link below. Additional underground access development continues to move forward with development spiralling down to meet the plunge elevation for the 2019 exploration drill platforms.  Initial 50 m step out drilling is expected to be completed by the end of the third quarter of 2018, with additional 150 m step out drilling completed by the end of first quarter of 2019.

Upon completion of the mineral reserve and resource conversion drill campaign, the drill rigs moved to test several new exploration targets within the mine infrastructure.  Highlights include a 300 m down-plunge stepout drill program on the Redwing area, which lies within the Southern Iron Formation (SIF).  Drilling intersected prospective visual alteration and mineralization within the targeted Howe, Yzerman and Lindsey zones; assays are pending with the exception of one drill hole returned to date from Howe (Table 1).  This stepout drilling expands the known mineralization of the various Redwing lodes to approximately 900 m in length, and additional drilling is planned to connect it to the Thunderwolves zone, which lies an additional 1.7 km down-plunge.

Figure 1: Musselwhite PQ Deeps 'C-Block' long section, looking west. (CNW Group/Goldcorp Inc.)

Figure 1: Musselwhite PQ Deeps 'C-Block' long section, looking west. (Link to figure)

Continued broad step out exploration of the main Musselwhite mineralized stratigraphic horizons, comprising deep drilling on the North Shore of Opapamiskin Lake, 6 km northwest of the mine portal, commenced mid-second quarter of 2018.  Drilling will test the strike extension of both the PQ Deeps and the West Limb stratigraphic positions within the projected gently northwest plunging Musselwhite fold structure (Figure 2).

The first deep drill hole currently underway is targeting a 1.2 km step out from known PQ Deeps reserves and is located 350 m step out from the mineralization previously intersected in the deep drilling campaign completed during summer 2017 (intercept of 10.3 g/t gold over 4.1 m true width).  The Lynx North stratigraphic position will also be tested by this drilling program, time permitting.  The second deep drill rig on the North Shore, due to commence drilling early in the third quarter of 2018, will test the equivalent down-plunge projection of the West Limb stratigraphic location, stepping 1.0 km northwest of known West Limb mineralization.

Additional near mine exploration is also underway to test the down plunge extensions of the Camp Bay and West Anticline zones which lie west of the main Musselwhite mineralized lodes but comprise the same prospective banded iron formation stratigraphic horizons.  Previous drilling has intersected the Camp Bay zone, located 700 m west of the Musselwhite West Limb, over a 2 km plunge length.  Wide spaced drilling is currently underway from the West Limb to test the Camp Bay horizon, and geologic modelling from this drilling will be used to plan follow-up drilling from the ice during first quarter of 2019.  The more steeply plunging West Anticline zone will also be tested from this ice drilling program over the winter months.

Figure 2: Musselwhite three dimensional view of the deposit and location of North Shore drilling. (CNW Group/Goldcorp Inc.)

Figure 2: Musselwhite three dimensional view of the deposit and location of North Shore drilling. (Link to figure)

Musselwhite regional exploration focus was significantly expanded during the second quarter of 2018.  Following the change to online map staking in early April 2018, an additional 500 km2 of claims were staked by Goldcorp over the North Caribou Greenstone Belt, resulting in total landholdings of approximately 750 km2 (Figure 3).  Geological and structural interpretations were completed and several new high priority exploration targets identified, for which historic data sets have been compiled and exploration strategy defined.  Field work has now commenced with the objective to ground-truth the exploration models over the target areas, applying knowledge of controls on mineralization at Musselwhite and other Archean greenstone gold models, to proceed towards refining specific programs of systematic exploration to be conducted over the 2018-2019 field seasons.

In addition, during the second quarter of 2018, planning to access and conduct drilling at the Karl Zeemal target located 8 km southeast of the Musselwhite mine was completed.  A detailed drone magnetic survey is planned for early in the third quarter of 2018, with the aim to provide improved resolution of iron formation stratigraphy and structural geometry, followed by a drilling program which aims to expand on historical drilling and test new soil anomalies.

Figure 3: Goldcorp claim holdings over the North Caribou Greenstone Belt, as of June 30, 2018. (CNW Group/Goldcorp Inc.)

Figure 3: Goldcorp claim holdings over the North Caribou Greenstone Belt, as of June 30, 2018. (Link to figure)

Musselwhite – Q2-2018 Drilling Results; Coordinates

Red Lake Camp

Exploration activity continued at the Red Lake camp (100% owned, Canada) on three advanced areas: Campbell-Red Lake Gold Mine, and HG Young and Cochenour advanced projects, and has recently extended to encompass generative exploration programs over the highly prospective 385 km2 Red Lake land package.

Underground mineral reserve definition and exploration at Campbell-Red Lake during the second quarter of 2018 was completed on three key zones in the lower eastern portions of the mine, including the R/56, PLM and HW7 zones, with the principal aim of replacing mine depletion.  The database is now closed off and modelling is being completed, with updated mineral resources and reserves scheduled for release with Goldcorp's 2018 third quarter results.

Step-out exploration commenced during the second quarter of 2018 on several new targets. Drilling focus continues to shift eastwards towards portions of the mine containing favorable geology and structure, but which remain underexplored.  The Aviation Complex was identified during this generative phase and drilling has recently commenced.  The Aviation zone comprises folded Balmer Assemblage basalt, a significant host to gold mineralization throughout the mine, and is located close to the regional unconformity with Bruce Channel sediments, and obliquely intersected by mine sequence faults which act as fluid conduits in other parts of the mine.  Drilling to date has intersected silicification, magnetite and pyrrhotite mineralization within the Norseman zone of the Aviation Complex area; all assays are pending.

An additional conceptual target is currently being drill tested, the High Grade Zone Offset target, which is postulated on an observed lithologic offset of the High Grade Zone host geologic sequence by approximately 300 m along the Kovala Fault.  Drilling to date has thus far confirmed the lithologic sequence which supports the fault offset theory, and minor quartz-carbonate veining with sulphide mineralization has been intersected in the target area.  Geological modelling is helping to refine the ongoing drilling program which is expected to return assay results by end of the third quarter of 2018.  The High Grade Zone produced approximately 3.32 Mt at 64.39 g/t gold for 6.87 million ounces of gold from January 2000 to June 2018, underpinning the prospectivity of this compelling exploration target.

Figure 4: Long section of all Campbell - Red Lake mineralized zones, looking east-northeast, highlighting the PLM, Lower R/56 and HW7 zones drilled during Q2-2018. HG Young is also shown, which is located 2.1 km to the northeast of the Campbell-Red Lake underground mine complex. (CNW Group/Goldcorp Inc.)

Figure 4: Long section of all Campbell - Red Lake mineralized zones, looking east-northeast, highlighting the PLM, Lower R/56 and HW7 zones drilled during Q2-2018. HG Young is also shown, which is located 2.1 km to the northeast of the Campbell-Red Lake underground mine complex. (Link to figure)

Campbell - Red Lake – Q2-2018 Drilling Results; Coordinates

During the second quarter of 2018, exploration development was completed at HG Young allowing the project to deploy four drills underground along with an additional drill from surface, and approximately 18,600 m of core drilling was completed.  Results returned to date confirm the geological model and plunge continuity of the system (Figure 5).  A selection of drill intercepts are summarized in Table 2 of the appendix, with comprehensive assays provided at the link below.  The HG Young project remains on track for completion of the mining concept study and development of a starter mine plan by late 2019.

Figure 5: Long section of HG Young, looking east, showing drill pierce points returned during Q2-2018. (CNW Group/Goldcorp Inc.)

Figure 5: Long section of HG Young, looking east, showing drill pierce points returned during Q2-2018. (Link to figure)

HG Young – Q1-2018 Drilling Results; Coordinates

In the second quarter of 2018, exploration activities at Cochenour focused on the Upper Main Zone (UMZ) and Banded Iron Formation (BIF) zone.  Underground exploration drilling during the second quarter of 2018 has continued to focus on converting and expanding UMZ South, UMZ North and BIF mineralization up and down dip as well as along strike, with additional focus on continual improvement in understanding the structural controls of the deposit with the principal aim for 2018 of doubling the mineral reserve estimate ahead of production in 2019.  A total of 3,087 m of exploration diamond drilling was completed; assays are pending for the second quarter drilling.

Assay results received from the first quarter of 2018 drilling have been encouraging with some notably high grades and exceptional widths from the up-plunge extension of the lower UMZ1 zone, and from infill drilling between wide-spaced holes in UMZ 61 at Upper Cochenour (Figure 6).  A selection of drill intercepts are summarized in Table 3 of the appendix, with comprehensive assays provided at the link below.

Figure 6: Upper Cochenour UMZ long section, looking east, showing Q2-2018 intercepts in UMZ1 & 61 mineralized zones. Contouring is coloured by grade x true width (m). (CNW Group/Goldcorp Inc.)

Figure 6: Upper Cochenour UMZ long section, looking east, showing Q2-2018 intercepts in UMZ1 & 61 mineralized zones.  Contouring is coloured by grade x true width (m). (Link to figure)

Cochenour – Q2-2018 Drilling Results; Coordinates

Generative exploration programs at Red Lake have recently commenced, following the completion of a systematic detailed geological and structural synthesis and target compilation of the Red Lake greenstone belt completed over the winter months.  In total, the Red Lake greenstone belt has yielded over 48 million ounces of gold in past production, existing resources and reserves. Goldcorp's claim holdings total 385 km2 within this highly prospective Archean greenstone belt (Figure 7).

Four high priority target areas have been identified (West Red Lake, North Madsen, McCuaig and Lennie) and are currently undergoing high resolution magnetic surveys, field mapping, soil sampling, and stripping and channel sampling of select outcrops.  The goal of the third quarter exploration activities is to refine the geological setting of each regional target area and further assess exploration potential and future strategy. Pending positive results, a drilling program will be considered for the upcoming winter season.

Figure 7: Regional exploration target areas identified from the belt-scale litho-structural lineament study. (CNW Group/Goldcorp Inc.)

Figure 7: Regional exploration target areas identified from the belt-scale litho-structural lineament study. (Link to figure)

Cerro Negro Camp

Drilling during the second quarter of 2018 has focused primarily on completing a 50 m by 50 m infill program at the Silica Cap complex with the objective of moving the target into mineral resources when the update is released with Goldcorp's 2018 third quarter results.  Additionally, mineral resource and reserve drilling was completed at the Vein Zone deep and San Marcos extension targets, while exploration drilling commenced at the Eureka North and Mariana-249 targets.

As of June 2018, six diamond drill rigs and one reverse circulation drill rig were operating on surface at Cerro Negro.  A summary of drilling completed during the second quarter is presented in Table 4 of the appendix.

Silica Cap

The Silica Cap complex is located 10.5 km southeast of the Mariana Central area and 3.6 km south of the processing plant. To date, three sub-parallel, northwest-trending epithermal veins, 500 (Silica Cap), 600 (Gato Salvaje), and 601, along with several ancillary structures have been defined within the Silica Cap complex (Figure 8).

The 500 vein has now been defined along a strike extent of approximately 1,800 m, the 600 vein 1,100 m, and the 601 vein 1,500 m.  Mineralization is generally confined vertically between 450 m and 850 m levels.  Within the 500 vein, a 400 m by 100 m high-grade shoot plunging roughly 30° to the SE has been defined (Figure 9).  Similarly, a 700 m by 100 m higher-grade area has been defined within the 600 vein (Figure 10).  Results during the second quarter have provided better definition in the 500 vein and have expanded the delineation of the high grade shoot within the 600 vein by approximately 300 m along strike.

The true width of the 500 vein is generally between 5 m and 10 m, although shallow intercepts have encountered high-grade mineralization across larger widths in areas where the structure bifurcates and/or is cross-cut by syn-mineral, north-northwest-trending structures.  The 600 and 601 veins, subparallel veins to the south of the 500 vein, average approximately 8 m and 6 m in width, respectively.

The veins are hosted within strongly silicified rhyolitic ignimbrite rocks of the Chon Aike formation, and are characterized by colloform and vuggy silica, hydrothermal breccias and associated gold-silver mineralization.

Selection and dispatch of 32 samples distributed across representative areas of the 500, 600, and 601 veins for initial metallurgical testing was completed during the first quarter of 2018.  The initial cyanide leach test results have returned average recoveries of 93% for gold and 65% for silver.

A selection of significant results from second quarter drilling is presented in Figures 9, 10, and Table 4 in the appendix.

Figure 8: Plan map illustrating the Silica Cap and Vein Zone areas with 2018 drilling. (CNW Group/Goldcorp Inc.)

Figure 8.  Plan map illustrating the Silica Cap and Vein Zone areas with 2018 drilling. (Link to figure)

Figure 9: Longitudinal section of the Silica Cap 500 vein. (CNW Group/Goldcorp Inc.)

Figure 9.  Longitudinal section of the Silica Cap 500 vein. (Link to figure)

Figure 10: Longitudinal section of the Silica Cap 600 vein (Gato Salvaje). (CNW Group/Goldcorp Inc.)

Figure 10.  Longitudinal section of the Silica Cap 600 vein (Gato Salvaje). (Link to figure)

Vein Zone Deep

The down dip extension of the primary Vein Zone system was a target for mineral resource and reserve expansion drilling during the first quarter of 2018. Although intercepts in the Vein Zone Deep target have been lower grade than anticipated, the results will be modelled into the 2018 mineral reserve update. Results summarized in Table 4 of the appendix correspond to down-dip and hanging wall intercepts in the main Vein Zone system.

Other Exploration Targets

As drilling for the 2018 mineral reserve and resource estimate update is completed, drill rigs have been relocated to test new targets, at the base of the resource triangle. The first two targets tested were Eureka Delta and Mariana 249. No economic intersections have been returned and these targets have been rejected from the triangle. Exploration drilling has also commenced at the San Marcos eastern extension and gold assay results are pending. Drilling during the third quarter of 2018 will focus on the initial evaluation of identified targets Mariana-HW, Eureka North Breccia, Mariana West, and Mariana Sur.  Surface work will continue over identified targets Tres Ojos, Sinter, Eureka South, and Bajo Negro South to prepare them for drilling during the fourth quarter of 2018.  The order in which targets are drilled may be adjusted depending on progress and results of surface work.

Cerro Negro – Q2-2018 Drilling Results; Coordinates

Peñasquito Camp

Santa Rosa

Santa Rosa is a follow-up exploration target 20 km to the east-southeast of Peñasquito mine.  In addition to concessions owned by Goldcorp, the Santa Rosa project area consists of an option agreements with J. Gonzalez (315 ha) and Maverix Metals Inc. (2,695 ha) where Goldcorp owns a majority interest.  The Santa Rosa system is interpreted as a quartz porphyry complex intruding a contemporaneous volcanic pile underlain by Lower Jurassic to Upper Cretaceous carbonate stratigraphy (Figure 11).

Diamond drilling of 7,624 m has been completed in 2018 with 2,121 m in the second quarter of 2018.  The drilling was designed to test the potential of west northwest trending, dacite porphyry dykes to host mineralization along with their potential to have generated skarn mineralization where they interface with favourable carbonate stratigraphy at depth (Figure 11).  Assay results have been returned for five holes drilled during the second quarter of 2018 and continue to intersect broad low grade gold mineralization associated with dacitic porphyry dykes as well as high grade skarn style mineralization in adjacent carbonate rocks (Table 5). Currently, holes have intersected mineralization and define dimensions of 100 m to 400 m below surface and over a strike of 300 m at a 0.2 g/t gold cut off.  The zone is located 600 m west of historical mine workings and remains open along strike and at depth.

Although the holes that have intersected mineralization were targeted to intercept the dykes at perpendicular angles, further drilling will be required to determine true width and geometry of mineralization (Figure 12).

Figure 11: Peñasquito central block, concessions, and exploration targets with the position of Santa Rosa. (CNW Group/Goldcorp Inc.)

Figure 11.  Peñasquito central block, concessions, and exploration targets with the position of Santa Rosa. (Link to figure)

Figure 12: Santa Rosa section L2477176 with significant, apparent drill width intercepts marked. (CNW Group/Goldcorp Inc.)

Figure 12.  Santa Rosa section L2477176 with significant, apparent drill width intercepts marked. (Link to figure)

Minera Frisco Joint Venture

On June 20, 2018, Minera Tayahua, S.A. de C.V (a wholly-owned subsidiary of Minera Frisco, S.A.B. de C.V.) and Minera Peñasquito, S.A. de C.V. (a wholly-owned subsidiary of Goldcorp Inc.) entered into a joint venture arrangement.  The objective of the joint venture is to amalgamate exploration ground in the Mazapil Valley (Figure 8), where numerous targets have been jointly defined.  A brief summary of the agreement is set out below:

  Of the 23,300 ha that comprise the joint venture area, approximately 60% have been provided by Minera Tayahua, with the remainder having been contributed by Minera Peñasquito.
  The joint venture will be managed by Goldcorp and overseen by a four member Technical Committee comprised of equal representation.
  The ownership of the joint-venture will at all times be 50/50, subject to dilution for failure to fund a program or one party making a sole funding decision.
  Up until the completion of a Pre-feasibility Study of any target deposit within the joint venture area, the costs will be allocation 75/25 to Minera Peñasquito and Minera Tayahua, respectively.
  Beyond the Pre-feasibility Study stage, the costs will be allocated equally (50/50) for the remainder of that project.

Drilling of the near-mine, joint venture target Santa Cruz was commenced late in the second quarter.

Peñasquito – Q2-2018 Drilling Results; Coordinates

Norte Abierto Camp

Norte Abierto (50% owned, Chile) completed a total of 41 holes for 24,646 m during the second quarter of 2018. These were distributed as follows: Casale: 24 holes for 12,159 m, Caspiche: 9 holes for 8,152 m and Luciano: 8 holes for 4,335 m. Drilling has now stopped due to the southern hemisphere winter. Drill results have been received for the first seven Casale holes (Table 6) and confirm the new geologic model and gold grade intercepts correspond well to the current resource model (Figure 13 and 14). At Luciano, the results from the first three diamond drill holes have returned broad zones of porphyry style gold mineralization including: 202.00 m at 0.59g/t gold from 524 m (LUCDDH002).

Work is now underway collating all of the data collected during the field season, finalising geologic models and updating the mineral resource models for both the Casale and Caspiche deposits.

Figure 13: Casale Surface showing 2018 highlight gold assays result received during this quarter Map. (CNW Group/Goldcorp Inc.)

Figure 13. Casale Surface showing 2018 highlight gold assays result received during this quarter Map. (Link to figure)

Figure 14: Casale Cross Section with azimuth 300° through the hole CCDDH-007 and CCDDH4, showing highlight results received during the second quarter of 2018. (CNW Group/Goldcorp Inc.)

Figure 14. Casale Cross Section with azimuth 300° through the hole CCDDH-007 and CCDDH4, showing highlight results received during the second quarter of 2018. (Link to figure)

Norte Abierto– Q2-2018 Drilling Results; Coordinates

APPENDIX

Table 1: Significant drill intercepts from Musselwhite, PQ Deeps 'C Block' (received in Q2-2018).

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
18-PQE-019	PQ Deeps C Block	184.4	195.0	10.6	9.2	13.76
18-PQE-020	PQ Deeps C Block	178.5	185.6	7.1	6.6	5.43
18-PQE-021	PQ Deeps C Block	171.4	176.9	5.5	5.3	8.63
18-PQE-022	PQ Deeps C Block	166.2	169.0	2.8	2.8	11.40
18-PQE-022	PQ Deeps C Block	172.5	173.4	0.9	0.8	41.80
18-PQE-023	PQ Deeps C Block	242.4	253.0	10.6	7.0	14.30
18-PQE-023	PQ Deeps C Block	227.9	237.4	9.5	8.3	14.53
18-PQE-024	PQ Deeps C Block	227.8	241.2	13.4	10.1	8.03
18-PQE-025	PQ Deeps C Block	213.7	234.0	20.3	13.5	17.41
18-PQE-026	PQ Deeps C Block	121.9	122.2	0.3	0.3	321.00
18-PQE-026	PQ Deeps C Block	202.6	212.8	10.2	9.5	19.66
18-PQE-028	PQ Deeps C Block	195.0	203.4	8.4	8.3	9.62
18-PQE-029	PQ Deeps C Block	190.6	195.5	4.9	4.7	10.55
18-PQE-030	PQ Deeps C Block	179.8	186.0	6.2	5.7	3.99
18-PQE-031	PQ Deeps C Block	158.7	161.8	3.1	3.1	6.88
18-PQE-031	PQ Deeps C Block	173.6	178.6	5.0	4.9	8.64
18-PQE-044	PQ Deeps C Block	223.3	229.2	5.9	5.8	7.01
18-RDW-001	Redwing, Howe	96.3	103.5	7.2	4.2	7.66

Footnotes:
1.	Data is for the quarter ended June 30, 2018.
2.	All gold values are uncut.
3.	True widths are estimated based on drill angle and interpreted geometry of mineralization.
4.	All samples were submitted for analysis to Activation Laboratories in Dryden, Ontario, Canada. All samples were analyzed using a 30g charge fire assay with AA finish. Samples over 10ppm gold were reanalyzed using gravimetric finish. One in 20 samples was blank and one in 20 samples was certified reference material.
5.	Katie McCormack, P.Geo, Geology Manager, Musselwhite, is the Qualified Person responsible for the Musselwhite Exploration program.

Table 2: Significant drill intercepts from H.G. Young (received in Q2-2018)

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
DS1309BW	H.G. Young Main	1164.79	1165.65	0.86	0.72	56.00
DS1309BW	H.G. Young Main	1172.75	1174.39	1.64	1.40	13.15
DS1309BW	H.G. Young Main	1215.45	1218.22	2.77	2.03	5.34
DS1309CW	H.G. Young Main	1185.89	1186.28	0.39	0.31	41.66
D142077	H.G. Young Sulphides	99.06	101.13	2.07	1.59	13.19
D142077	H.G. Young Main	245.36	249.08	3.72	2.85	11.40
D142080	H.G. Young Main	163.74	165.69	1.95	1.83	76.67
Including	H.G. Young Main	164.59	165.66	1.07	1.00	138.58
D142080	H.G. Young Main	226.80	227.44	0.64	0.52	25.99
D142080	H.G. Young Main	236.10	237.59	1.49	1.14	110.71
Including	H.G. Young Main	237.29	237.59	0.31	0.23	515.35
D142081	H.G. Young Main	137.77	139.60	1.83	1.29	9.62
D142088	H.G. Young Main	259.81	260.15	0.34	0.27	171.13
D142088	H.G. Young Main	281.09	281.73	0.64	0.55	40.71
Including	H.G. Young Main	281.09	281.30	0.21	0.19	117.32
D142089	H.G. Young Main	273.10	276.61	3.51	2.69	10.60
Including	H.G. Young Main	276.36	276.61	0.24	0.24	73.57
D142089	H.G. Young Main	289.56	292.00	2.44	2.11	7.23
Including	H.G. Young Main	289.56	289.80	0.24	0.21	53.91
D142090	H.G. Young Main	152.03	153.19	1.16	0.82	17.34
Including	H.G. Young Main	152.03	152.22	0.18	0.13	51.66
D142093	H.G. Young Main	197.57	197.91	0.34	0.26	48.15
D142096	H.G. Young Main	299.22	299.92	0.7	0.61	31.67
Footnotes:
1.	Data is for the quarter ended June 30, 2018.
2.	All gold values are uncut.
3.	True widths are estimated based on drill angle and interpreted geometry of mineralization.
4.	All samples were submitted for analysis to Activation Laboratories in Thunder Bay, Ontario, Canada. All samples were analyzed using a 30g charge fire assay with AA finish. Samples over 10ppm gold were reanalyzed using 30g fire assay with gravimetric finish. One in 20 samples was blank, one in 20 samples was a certified reference material and one in 20 samples was a field duplicate.
5.	Maura Kolb, P.Geo, Exploration Manager, Red Lake, is the Qualified Person responsible for the Red Lake Exploration program.

Table 3: Significant drill intercepts from Cochenour (received in Q2-2018)

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
C37039	UMZ1	53.3	71.9	18.6	17.4	12.14
C37040	UMZ1	67.4	68.3	0.9	0.9	33.50
C37045	UMZ1	42.1	54.6	12.5	11.9	5.33
C37048	UMZ1	36.3	58.9	22.6	21.9	6.8
C37050	UMZ1	81.8	88.9	7.1	5.82	11.64
C37051	UMZ1	57.6	61.3	3.7	3.7	10.03
C37066	UMZ61	81.8	84.3	2.5	2.4	135.02
C37067	UMZ61	82.9	90.4	7.5	7.1	15.40
C37068	UMZ61	90.0	104.5	14.5	13.6	12.40
C37073	UMZ61	88.1	103.6	15.5	14.9	7.01
C41018	UMZ1	81.8	89.4	7.6	6.9	6.30
C41021	UMZ1	89.2	102.2	13	12.6	5.45
C44000	UMZ1	100.9	113.2	12.3	11.0	8.05
C44001	UMZ1	93.6	102.4	8.8	7.8	5.98
C44004	UMZ1	89.0	97.6	8.6	8.1	12.19
C44005	UMZ1	92.7	101.6	8.9	8.0	6.19
C44007	UMZ1	105.7	112.8	7.1	5.6	12.78
C44007	UMZ	130.9	141.7	10.8	9.4	7.72
C44009	UMZ1	90.7	100.6	9.9	9.5	6.22
C44010	UMZ1	107.9	109.7	1.8	1.7	11.43
C44012	UMZ1	92.9	105.2	12.3	10.8	5.21
C44013	UMZ1	100.3	105.8	5.5	4.8	54.09
C44013	UMZ	108.9	115.1	6.2	5.2	7.34
C44016	UMZ1	87.5	91.4	3.9	3.8	19.64
C44019	UMZ1	88.2	96.3	8.1	7.8	7.43
C51125A	UMZ22	158.1	168.6	10.5	7.5	5.90
C51128	UMZ1	133.8	143.1	9.3	8.7	5.80
C51129	UMZ1	137.8	148.1	10.3	10.2	14.44
C51130	UMZ1	153.0	157.0	4.0	3.9	10.67
Footnotes:
1.	Data is for the quarter ended June 30, 2018.
2.	All gold values are uncut.
3.	True widths are estimated based on drill angle and interpreted geometry of mineralization.
4.	All samples were submitted for analysis to Activation Laboratories in Thunder Bay, Ontario, Canada. All samples were analyzed using a 30g charge fire assay with AA finish. Samples over 10ppm gold were reanalyzed using 30g fire assay with gravimetric finish. One in 20 samples was blank, one in 20 samples was a certified reference material and one in 20 samples was a field duplicate.
5.	Maura Kolb, P.Geo, Exploration Manager, Red Lake, is the Qualified Person responsible for the Red Lake Exploration program.

Table 4: Significant drill intercepts from Cerro Negro, Silica Cap (received in Q2-2018)

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au g/t
SCDD-18091	SC-500	168.00	179.85	11.85	10.80	5.27
SCDD-18092	SC-500	220.05	229.00	8.95	4.67	9.40
SCDD-18093	SC-500	175.25	185.70	10.45	9.15	11.49
SCDD-18099	SC-500	136.00	144.00	8.00	6.23	13.40
SCDD-18101	SC-500	192.75	205.00	12.25	9.89	9.55
SCDD-18103	SC-500	209.20	222.00	12.80	10.43	5.11
SCDD-18107	SC-500	111.15	122.60	11.45	10.34	6.52
SCDD-18113	SC-500	434.00	443.00	9.00	7.90	6.29
SCDD-18123	SC-500	269.30	282.00	12.70	11.17	23.91
SCDD-18126	SC-500	187.40	207.30	19.90	16.92	15.81
SCDD-18127	SC-500	296.75	305.10	8.35	6.62	6.29
SCDD-18129	SC-500	156.35	167.30	10.95	9.01	7.96
SCDD-18138	SC-500	239.25	247.15	7.90	5.92	6.89
SCDD-18146	SC-500	268.50	277.00	8.50	7.25	6.37
SCRD-18121	SC-500	395.35	398.00	2.65	2.52	27.46
SCDD-18094	SC-600	417.00	427.00	10.00	7.43	6.75
SCDD-18096	SC-600	200.00	209.00	9.00	7.51	5.42
SCDD-18106	SC-600	226.75	231.60	4.85	4.35	18.36
SCDD-18110	SC-600	118.60	137.00	18.40	15.98	3.85
SCDD-18125	SC-600	208.00	218.00	10.00	7.98	9.15
SCDD-18135	SC-600	176.75	197.40	20.65	15.67	14.62
SCDD-18147	SC-600	243.20	250.30	7.10	5.01	20.01
SCDD-18148	SC-600	227.50	236.80	9.30	7.95	17.50
SCDD-18149	SC-600	180.00	191.30	11.30	8.26	24.53
SCDD-18150	SC-600	195.75	213.55	17.80	12.84	4.78
SCDD-18152	SC-600	229.15	243.10	13.95	12.70	10.25
SCDD-18164	SC-600	259.80	267.10	7.30	6.59	16.44
SCDD-18165	SC-600	154.70	163.80	9.10	5.40	12.18
SCDD-18166	SC-600	254.00	270.70	16.70	11.02	10.03
SCRD-18111	SC-600	220.80	227.00	6.20	4.78	12.26
SCRD-18118	SC-600	305.75	314.00	8.25	7.46	6.32
SCRD-18121	SC-600	130.50	142.95	12.45	9.70	5.96
SCRD-18124	SC-600	154.30	161.80	7.50	5.91	8.58
Footnotes:
1.	Data is for the quarter ended June 30, 2018.
2.	All gold values are uncut.
3.	True widths are estimated based on drill angle and interpreted geometry of mineralization.
4.	Details of analytical procedures including quality assurance / quality control can be found in the 2016 Technical Report filed on Sedar.
5.	Cesar Riveros-MAusIMM (CP Geo), Exploration Superintendant, Cerro Negro is the Qualified Person responsible for the Cerro Negro Exploration program.

Table 5: Significant drill intercepts from Santa Rosa, Peñasquito (received in Q2-2018)

Hole No.	Zone	From (m)	To (m)	Drilled Width (m)	Au g/t
SRD-23-18	Santa Rosa	482.00	584.00	102.00	0.78
incl.	Santa Rosa	496.00	506.00	10.00	1.82
incl.	Santa Rosa	558.00	564.00	6.00	2.74
SRD-24-18	Santa Rosa	240.00	258.00	18.00	0.85
incl.	Santa Rosa	250.00	256.00	6.00	1.99
SRD-25-18	Santa Rosa	70.00	86.00	16.00	0.45
SRD-25-18	Santa Rosa	252.00	506.00	254.00	0.34
incl.	Santa Rosa	348.00	366.00	18.00	1.03
SRD-26-18	Santa Rosa	220.00	244.00	24.00	0.66
incl.	Santa Rosa	222.00	224.00	2.00	3.74
SRD-27-18	Santa Rosa	8.00	334.00	326.00	0.14
SRD-27-18	Santa Rosa	700.00	722.00	22.00	0.46
Footnotes:
1.	Data is for the quarter ended June 30, 2018.
2.	All gold values are uncut.
3.	Drill widths are apparent, truth widths are undetermined.
4.	Details of analytical procedures including quality assurance / quality control can be found in the 2016 Technical Report filed on Sedar.
5.	Iain Kelso, P.Geo, Director Exploration Latam, is the Qualified Person responsible for the Peñasquito Exploration program.

Table 6: Significant drill intercepts from Norte Abierto (received in Q2-2018)

Hole No.	Target	From (m)	To (m)	Drilled Width (m)	Au (g/t)	Ag (g/t)	CuT (%)
LUCDDH-001	Luciano	0	30	30.0	0.57	1.93	0.13
LUCDDH-001	Luciano	30	50	20.0	2.12	1.42	0.19
LUCDDH-001	Luciano	50	128	78.0	0.66	1.34	0.19
LUCDDH-001	Luciano	128	148	20.0	0.27	1.18	0.15
LUCDDH-001	Luciano	148	198	50.0	0.40	1.66	0.19
LUCDDH-001	Luciano	198	236	38.0	0.61	2.04	0.23
LUCDDH-001	Luciano	236	262	36.0	0.34	1.13	0.13
LUCDDH-001	Luciano	262	314	52.0	0.59	1.72	0.21
LUCDDH-001	Luciano	314	398	84.0	0.26	1.23	0.14
LUCDDH-001	Luciano	398	462	64.0	0.36	1.21	0.15
LUCDDH-001	Luciano	462	600	138.0	0.27	0.83	0.09
LUCDDH-002	Luciano	0	82	82.0	0.99	0.97	0.14
LUCDDH-002	Luciano	82	338.5	256.5	0.20	0.69	0.08
LUCDDH-002	Luciano	338.5	524	185.5	0.41	1.89	0.19
LUCDDH-002	Luciano	524	726	202.0	0.59	0.86	0.11
LUCDDH-002	Luciano	726	785	59.0	0.21	0.49	0.07
LUCDDH-003	Luciano	0	92	92.0	0.08	0.26	0.02
LUCDDH-003	Luciano	92	104	12.0	0.82	0.38	0.04
LUCDDH-003	Luciano	104	222	118.0	0.15	0.50	0.06
LUCDDH-003	Luciano	222	236	14.0	0.32	0.78	0.09
LUCDDH-003	Luciano	236	348	112.0	0.10	0.40	0.05
LUCDDH-003	Luciano	348	392	44.0	0.75	0.71	0.09
LUCDDH-003	Luciano	392	398	6.0	0.26	1.12	0.15
LUCDDH-003	Luciano	398	450	52.0	0.42	1.44	0.15
LUCDDH-003	Luciano	450	458	8.0	0.25	1.69	0.18
LUCDDH-003	Luciano	458	481.85	23.85	0.35	1.87	0.17

Hole No.	Target	From (m)	To (m)	Drilled Width (m)	Au (g/t)	Ag (g/t)	CuT (%)
CCARC-001	Casale	6	48	42.0	0.10	0.33	0.02
CCARC-001	Casale	48	56	8.0	0.36	1.20	0.07
CCARC-001	Casale	56	264	208.0	0.13	0.69	0.09
CCARC-001	Casale	264	280	16.0	0.40	6.09	0.16
CCARC-001	Casale	280	346	66.0	0.15	0.77	0.13
CCARC-001	Casale	346	352	6.0	0.55	1.68	0.16
CCARC-001	Casale	352	406	54.0	0.21	0.74	0.19
CCARC-001	Casale	406	416	10.0	0.38	1.17	0.32
CCARC-001	Casale	416	426	10.0	0.90	1.72	0.58
CCARC-001	Casale	426	524	98.0	0.35	1.00	0.28
CCARC-002	Casale	2	32	30.0	0.55	0.72	0.01
CCARC-002	Casale	32	76	44.0	0.22	0.39	0.04
CCARC-002	Casale	76	88	12.0	0.59	0.50	0.01
CCARC-002	Casale	88	120	32.0	0.23	0.66	0.02
CCARC-002	Casale	120	130	10.0	0.39	0.49	0.02
CCARC-002	Casale	130	140	10.0	0.18	0.47	0.02
CCARC-002	Casale	140	152	12.0	0.43	0.57	0.69
CCARC-002	Casale	152	292	140.0	0.19	0.69	0.20
CCARC-002	Casale	292	302	10.0	0.42	2.52	0.25
CCARC-002	Casale	302	354	52.0	0.19	0.59	0.14
CCARC-002	Casale	354	368	14.0	0.38	0.61	0.18
CCARC-002	Casale	368	420	52.0	0.22	1.05	0.12
CCARC-002	Casale	420	436	16.0	0.83	10.56	0.29
CCARC-002	Casale	436	450	14.0	0.39	1.15	0.35
CCARC-002	Casale	450	462	12.0	0.26	0.41	0.15
CCARC-002	Casale	462	512	50.0	0.38	0.59	0.22
CCARC-002	Casale	512	532	20.0	0.25	0.46	0.18
CCARC-002	Casale	532	574	42.0	0.33	0.40	0.17
CCARC-002	Casale	574	618	44.0	0.50	0.61	0.20
CCARC-002	Casale	618	634	16.0	0.40	0.51	0.14
CCARC-002	Casale	634	650	16.0	0.71	0.63	0.21
CCARC-002	Casale	650	664	14.0	0.52	0.58	0.19
CCARC-002	Casale	664	674	10.0	18.28	3.56	1.07
CCARC-002	Casale	674	690	16.0	0.81	1.71	0.23
CCARC-002	Casale	690	700	10.0	0.49	0.38	0.14
CCARC-003	Casale	0	284	284.0	0.01	0.70	0.01
CCARC-003	Casale	284	406	122.0	Pending
CCARC-003	Casale	406	642	236.0	0.12	0.99	0.11
CCARC-003	Casale	642	662	20.0	0.34	0.88	0.15
CCARC-003	Casale	662	700	38.0	0.25	0.72	0.08
CCARC-004	Casale	0	300	300 .0	0.004	0.49	0.003
CCARC-005	Casale	0	138	138.0	0.01	0.41	0.03
CCARC-005	Casale	138	200	62.0	Pending
CCDDH-001	Casale	0	12	12.0	0.17	0.57	0.01
CCDDH-001	Casale	12	54	42.0	0.36	0.66	0.04
CCDDH-001	Casale	54	72	18.0	0.64	0.93	0.32
CCDDH-001	Casale	72	77.3	5.3	1.55	8.47	2.20
CCDDH-001	Casale	77.3	106	28.7	0.45	1.06	0.29
CCDDH-001	Casale	106	112	6.0	0.28	0.88	0.17
CCDDH-001	Casale	112	130	18.0	0.44	0.81	0.20
CCDDH-001	Casale	130	182	52.0	0.59	1.25	0.12
CCDDH-001	Casale	182	238	56.0	0.78	1.28	0.23
CCDDH-001	Casale	238	308	70.0	1.23	2.02	0.39
CCDDH-001	Casale	308	339	31.0	0.82	1.26	0.31
CCDDH-001	Casale	339	351	12.0	0.50	0.85	0.23
CCDDH-001	Casale	351	416	65.0	0.68	1.01	0.30
CCDDH-001	Casale	416	460	44.0	1.19	1.25	0.49
CCDDH-001	Casale	460	472	12.0	0.54	0.83	0.31
CCDDH-001	Casale	472	546	74.0	1.19	1.25	0.44
CCDDH-001	Casale	546	695.35	149.35	0.84	1.03	0.38
CCDDH-001	Casale	695.35	712	16.65	0.22	0.59	0.19
CCDDH-001	Casale	712	748	36.0	0.60	0.93	0.34
CCDDH-001	Casale	748	800.1	52.1	0.27	0.52	0.18
CCDDH-002A	Casale	0	36	36.0	1.43	1.47	0.28
CCDDH-002A	Casale	36	172	136.0	1.00	1.23	0.30
CCDDH-002A	Casale	172	210	38.0	0.50	1.42	0.20
CCDDH-002A	Casale	210	214	4.0	3.19	1.48	0.69
CCDDH-002A	Casale	214	266	52.0	0.66	1.05	0.20
CCDDH-002A	Casale	266	300	34.0	1.32	1.91	0.32
CCDDH-002A	Casale	300	310	10.0	2.51	1.90	0.80
CCDDH-002A	Casale	310	446	136.0	1.31	1.36	0.49
CCDDH-002A	Casale	446	506	60.0	0.45	1.04	0.27
CCDDH-002A	Casale	506	610	104.0	0.75	1.89	0.42
CCDDH-002A	Casale	610	664	54.0	0.18	0.65	0.15
CCDDH-002A	Casale	664	720	56.0	0.85	5.08	0.48
CCDDH-002A	Casale	720	750	30.0	0.22	2.45	0.17
CCDDH-002A	Casale	750	780	30.0	0.58	3.74	0.26
CCDDH-002A	Casale	780	876	96.0	1.33	9.35	0.39
CCDDH-002A	Casale	876	896	20.0	0.57	2.01	0.23
CCDDH-002A	Casale	896	922	26.0	1.43	2.27	0.44
CCDDH-002A	Casale	922	958	36.0	2.23	3.33	0.54
CCDDH-002A	Casale	958	1010.3	52.3	1.04	1.66	0.29
CCDDH-003	Casale	0	8	8.0	0.24	0.57	0.01
CCDDH-003	Casale	8	18	10.0	0.61	0.41	0.01
CCDDH-003	Casale	18	72	54.0	0.21	0.29	0.01
CCDDH-003	Casale	72	98	26.0	0.40	1.58	0.02
CCDDH-003	Casale	98	248	150.0	0.25	1.75	0.04
CCDDH-003	Casale	248	282	34.0	0.44	1.54	0.13
CCDDH-003	Casale	282	338	56.0	0.24	0.41	0.07
CCDDH-003	Casale	338	384	46.0	0.53	0.81	0.15
CCDDH-003	Casale	384	396	12.0	0.25	2.48	0.07
CCDDH-003	Casale	396	442	46.0	0.43	0.71	0.11
CCDDH-003	Casale	442	464	22.0	0.29	1.31	0.10
CCDDH-003	Casale	464	486	22.0	0.42	0.92	0.21
CCDDH-003	Casale	486	532	46.0	0.55	1.61	0.19
CCDDH-003	Casale	532	608	76.0	0.99	1.19	0.20
CCDDH-003	Casale	608	684	76.0	1.49	1.28	0.25
CCDDH-003	Casale	684	816	132.0	0.84	1.28	0.14
CCDDH-003	Casale	816	834	18.0	0.45	1.29	0.13
CCDDH-003	Casale	834	860.2	26.2	0.22	0.55	0.06
CCDDH-004	Casale	0	38	38.0	1.27	2.86	0.02
CCDDH-004	Casale	38	74	36.0	0.76	5.09	0.18
CCDDH-004	Casale	74	84	10.0	1.72	2.48	0.49
CCDDH-004	Casale	84	110	26.0	0.82	50.34	0.25
CCDDH-004	Casale	110	128	18.0	0.26	8.12	0.05
CCDDH-004	Casale	128	204	76.0	0.72	3.00	0.02
CCDDH-004	Casale	204	234	76.0	0.42	20.57	0.02
CCDDH-004	Casale	234	354	30.0	0.68	2.72	0.11
CCDDH-004	Casale	354	684	120.0	0.88	5.13	0.42
CCDDH-004	Casale	684	702	330.0	0.19	0.38	0.08
CCDDH-004	Casale	702	764	18.0	0.49	0.82	0.20
CCDDH-004	Casale	764	784.25	62.0	0.76	1.45	0.37
CCDDH-004	Casale	784.25	812.4	20.25	0.47	0.53	0.16
CCDDH-004	Casale	812.4	866	28.15	0.58	0.94	0.25
CCDDH-004	Casale	866	950	53.6	0.35	1.58	0.42
CCDDH-004	Casale	950	982	84.0	0.27	1.24	0.37
CCDDH-004	Casale	982	992	32.0	0.47	1.23	0.52
CCDDH-004	Casale	992	1000	10.0	0.26	1.15	0.27
CCDDH-004	Casale	1000	1052	8.0	0.43	1.73	0.35
CCDDH-004	Casale	1052	1100	52.0	0.22	1.24	0.34
CCDDH-005	Casale	0	24	24.0	0.21	0.58	0.07
CCDDH-005	Casale	24	70	46.0	0.51	0.91	0.22
CCDDH-005	Casale	70	192	122.0	Pending
CCDDH-005	Casale	192	228.52	36.52	0.22	0.59	0.06
CCDDH-005	Casale	228.52	312	83.48	0.92	1.36	0.33
CCDDH-005	Casale	312	410	98.0	1.16	1.33	0.46
CCDDH-005	Casale	410	420	10.0	2.24	2.05	0.62
CCDDH-005	Casale	420	494	74.0	1.18	1.49	0.46
CCDDH-005	Casale	494	548	54.0	0.70	1.00	0.32
CCDDH-005	Casale	548	574	26.0	0.22	0.65	0.19
CCDDH-005	Casale	574	614	40.0	0.65	0.80	0.31
CCDDH-005	Casale	614	650	36.0	0.38	0.61	0.19
CCDDH-005	Casale	650	694	44.0	0.86	0.70	0.32
CCDDH-005	Casale	694	918	224.0	Pending
CCDDH-006	Casale	0	28	28.0	Pending
CCDDH-006	Casale	28	60	32.0	0.70	0.86	0.15
CCDDH-006	Casale	60	132	72.0	0.38	0.85	0.06
CCDDH-006	Casale	132	144	12.0	0.25	0.43	0.08
CCDDH-006	Casale	144	170	26.0	0.46	0.64	0.08
CCDDH-006	Casale	170	288	118.0	0.27	0.83	0.05
CCDDH-006	Casale	288	300	12.0	0.37	0.66	0.03
CCDDH-006	Casale	300	310	10.0	0.20	0.53	0.02
CCDDH-006	Casale	310	338	28.0	0.34	0.76	0.33
CCDDH-006	Casale	338	354	16.0	0.26	0.66	0.13
CCDDH-006	Casale	354	372	18.0	0.43	0.73	0.21
CCDDH-006	Casale	372	388	16.0	0.25	0.68	0.16
CCDDH-006	Casale	388	398	10.0	0.33	0.95	0.19
CCDDH-006	Casale	398	404	6.0	0.25	0.60	0.12
CCDDH-006	Casale	404	408	4.0	0.65	0.91	0.29
CCDDH-006	Casale	408	438	30.0	0.27	0.76	0.15
CCDDH-006	Casale	438	520	82.0	0.37	0.64	0.19
CCDDH-006	Casale	520	550	30.0	0.28	0.44	0.13
CCDDH-006	Casale	550	654	104.0	0.38	0.57	0.14
CCDDH-006	Casale	654	774	120.0	Pending
CCDDH-006	Casale	774	812	38.0	0.62	2.86	0.19
CCDDH-006	Casale	812	840	28.0	1.16	20.56	0.32
CCDDH-006	Casale	840	908	68.0	0.50	2.24	0.14
CCDDH-006	Casale	908	954	46.0	0.22	0.66	0.08
CCDDH-006	Casale	954	1016	62.0	0.48	0.93	0.16
CCDDH-006	Casale	1016	1040	24.0	1.17	1.76	0.29
CCDDH-006	Casale	1040	1052.1	12.1	0.55	0.93	0.12
CCDDH-007	Casale	0	228	228.0	0.08	4.66	0.05
CCDDH-007	Casale	228	304	76.0	0.45	2.39	0.15
CCDDH-007	Casale	304	322	18.0	0.64	2.07	0.21
CCDDH-007	Casale	322	396	74.0	0.44	0.90	0.14
CCDDH-007	Casale	396	442	46.0	0.18	1.09	0.07
CCDDH-007	Casale	442	544	102.0	0.70	0.62	0.18
CCDDH-007	Casale	544	684	140.0	0.92	3.28	0.27
CCDDH-007	Casale	684	806	122.0	1.23	1.84	0.36
CCDDH-007	Casale	806	998	192.0	0.67	1.93	0.40
CCDDH-007	Casale	998	1094	96.0	1.48	2.47	0.49
CCDDH-007	Casale	1094	1166	72.0	0.59	7.52	0.26
CCDDH-007	Casale	1166	1250	84.0	1.38	6.49	0.55
CCDDH-007	Casale	1250	1360	110.0	0.81	1.87	0.44
Footnotes:
1.	Data is for the quarter ended June 30, 2018.
2.	All gold values are uncut.
3.	Drill widths are apparent, truth widths are undetermined.
4.	Nicolas Pizarro, Senior Resource Modeler, Norte Abierto is the Qualified Person responsible for the Norte Abierto Exploration program.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Scientific and technical information in this press release relating to Canadian exploration results was reviewed and approved by Tim Smith, MSc, P.Geo., Director Exploration Canada for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Scientific and technical information in this press release relating to Latin American exploration results was reviewed and approved by Iain Kelso, P.Geo., Director Exploration Latam for Goldcorp, and a "qualified person" as defined by NI 43-101. Information on data verification performed on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Goldcorp's most recently filed annual information form and the current technical report for each of those properties, all available at www.sedar.com.

Quality Assurance/Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core and reverse circulation sample strings. The results of the control samples are evaluated on a regular basis with batches re-analysed and/or resubmitted as needed. All results stated in this announcement have passed Goldcorp's quality assurance and quality control protocols.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended,  the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, the future price of gold, silver, zinc, copper and lead, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting and certification time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, health, safety and diversity initiatives, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding Goldcorp's present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Mexico, Argentina, the Dominican Republic, Chile or other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: future prices of gold, silver, zinc, copper and lead; mine development and operating risks; possible variations in ore reserves, grade or recovery rates; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form  available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com

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SOURCE Goldcorp Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/July2018/25/c2445.html

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CO: Goldcorp Inc.

CNW 17:01e 25-JUL-18